UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).
Dear Institutional Shareholders and Board of Directors:
a. We Continue to Believe an Outside CEO Candidate is the Best Option for Shareholders and the Company.
1.
We are concerned about press reports indicating that the Board of Directors continues to consider Brian Moynihan and Greg Curl as suitable CEO successor candidates. We pose the following questions to the Board Committee evaluating CEO candidates:
a. Would Brian Moynihan or Greg Curl be on any list of successor CEO candidates except for their current positions at Bank of America?
b. Set aside all issues related to the multiple ongoing legal investigations at Bank of America and answer the following questions:

1.	Has the management team created by Ken Lewis delivered value for shareholders since his appointment in 2001?

2.
Has either Mr. Moynihan or Mr. Curl distinguished themselves in their management roles at the company? Are either men considered to be industry leaders or innovators in any area of commercial or investment banking or risk management?

3.
Has either Mr. Moynihan or Mr. Curl demonstrated the leadership qualities needed to rebuild Bank of America by (i) motivating employees, (ii) attracting high caliber executives, (iii) creating market leading business units or (iv) building a reputation for high integrity?

We Urge the Board to “ASK AROUND” the Industry and Current and Former Employees. Then Try to Justify These Two Internal Candidates. We believe the Board will find it cannot justify either candidate based on their professional merits.

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b. Our Sources Indicate that the Board of Directors has Not Even Contacted Many of the Most Obvious Candidates Favored by the Largest Shareholders of Bank of America.
We believe the search for a successor CEO is cosmetic, at best. We have been able to confirm that the board has NOT EVEN contacted or made serious inquiries much less offers to the most qualified and obvious candidates favored by institutional shareholders.
We continue to expect that the new directors brought onto the Board, as well as prior existing directors, will uphold their duty to shareholders and (i) fight the long-time Charlotte influences at the Board level that have reduced the independence, objectivity and effectiveness of the board of directors of this Company, and (ii) select the most qualified CEO candidates available with the goal of maximizing long-term shareholder value.
We Believe Mr. Lewis Should Recuse Himself from the Successor Search. This is Not a Monarchy, Where the Current CEO Gets to Choose His Successor. Shareholders Deserve an Honest Process for a Successor CEO.

c. We Urge the Board and Shareholders to Review the List of Candidates for Chief Executive Officers Set Forth Below:
Shareholders, please continue to advise Board of your wishes for an outside candidate.
Indications are that there has been significant shareholder input so far. Demand that the Board follow shareholder input on this critical issue. Below are a few names (in no particular order) for the Board’s consideration. This list is by no means complete.
1.
Al de Molina – Currently CEO of GMAC Financial Services since April 2008. Mr. de Molina spent the previous 17 years at Bank of America Corp. which included positions as Chief Financial Officer succeeding Mr. Hance, and as CEO of Bank of America Securities.
Pros: As CFO and CEO of BoA Securities, Mr. de Molina has gained necessary experience to operate a global franchise with size and breadth of BoA. His long tenure with BoA might offer an advantage over most other candidates. His was well regarded by Wall Street as a CFO of high integrity. Mentioned repeatedly by institutional shareholders as favored and obvious choice.
Cons: None

2.
Jim Hance – Currently Chairman of Sprint Nextel. Mr. Hance served as Chief Financial Officer for Bank of America from 1988 until April of 2004. He also served as Vice Chairman of Bank of America from 1993 until January 31, 2004. He currently serves on the boards of Duke Energy Corp., Morgan Stanley, Cousins Properties, and Rayonier Corporation.
Pros: Mr. Hance has comprehensive experience in all aspects of the global banking industry, including risk management, derivatives, and investment banking. Having spent almost 17 years at BoA, Mr. Hance has familiarity with both the strengths and weaknesses at BoA. He is uniquely qualified to takeover as CEO and effect necessary reforms to operations. Age 64.
Cons: None

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3.
William S. (Bill) Demcheck – Appointed Senior Vice Chairman of PNC in February 2009. Joined PNC as Vice Chairman and CFO in 2002. Responsible for middle market and large Corporate & Institutional Banking and asset / liability management and equity management issues. He is a director of Blackrock. Significant background in risk management. From 1997 to 2002 he was head of Global Structured Finance and Credit Portfolio at J.P. Morgan.
Pros: Strong commercial banking background, coupled with risk management and credit management skills. Widely regarded as a leading figure in commercial banking.
Cons: None.

4.
Richard K. Davis – President (2004) and CEO (2006) and Chairman (2007) of US Bancorp. Mr. Davis was Vice Chair of US Bancorp since Feb. 2001 merger of Firstar and US Bancorp. Responsible for consumer banking and retail payment systems.
Pros: Widely regarded as one of the strongest retail bankers and leaders in the country. Seen as an independent leader, unwilling to bend strategy for Wall Street demands, and understands credit risk. Known for integrity. Mentioned repeatedly by investors as a strong option.
Cons: May prefer current job.

5.
Edward “Ned” Kelly – currently second in command at Citicorp as Vice Chairman and head of strategy and M&A. Formerly CFO of Citibank and head of Global Banking and Private Bank. Previously a Managing Director at Carlyle Group, and former Chairman, CEO and President of Mercantile Bancshares from 2001 -2007. Prior to that he was a senior investment banker at JP Morgan and partner at Davis Polk & Wardwell. Age 55.
Pros: Wide experience in commercial and investment banking. Also, strength in risk management. Recognized as key player and steady leader at Citicorp, four promotions in 18 months. Rumored to have been considering leaving Citi in August 2009.
Cons: None.

6.
Charles W. Scharf – Currently Chief Executive Officer, Retail Financial Services at J. P. Morgan since merger with Bank One. Responsible for integration of WAMU acquisition. Prior to Bank One merger, he had been head of Retail Banking since May 2002, and CFO at Bank One since June 2000. Prior to Bank One, he was CFO at Citigroup Global Corporate and Investment Bank. Age 43.
Pros: Strong retail banking experience and leadership experience at major competitor. Also, CFO experience indicates understanding of capital allocation and balance sheet management.
Cons: None.

7.
Arkadi Kuhlmann – Chairman and President, ING Direct, USA. Mr. Kuhlmann has been the leader of ING Direct’s entry into the United States. In nine years, he has grown ING Direct to $90 BN in total assets with 7.7 million customers. Prior to ING, he was President North American Trust and CEO of DEAK International.
Pros: Strong record of retail banking growth through innovation. Innovative retail branch banking strategy. Understands the application of technology to retail banking. Can take BAC forward in retail banking and mortgage business. Forced divestment of ING Direct may allow recruitment.
Cons: First name.

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8.
John J. Mack – Current CEO and Chairman at Morgan Stanley. Has announced retirement effective January 1, 2010. At Morgan Stanley since 1972. Became President in 1993. Left in 2001 after power struggle with Phil Purcell after Dean Witter merger. Became CEO at First Boston to turn around. Returned to Morgan Stanley in 2005. Age 65.
Pros: Extensive experience as manager of large financial services firm. Managed turnaround of First Boston. Understands risk management and investment banking business. Can identify risk, turn around BAC credit / banking business, drive growth of investment banking business. North Carolina native might please board.
Cons: Links to Pequot Capital Management. Reasons for retirement unclear.

9.
Bill Winters – Co-Chief Executive of investment banking at J.P. Morgan from 2004 to 2009. Ran credit and trading operations of J.P. Morgan during 2008-09 credit crisis. At J.P. Morgan since 1983. Deeply involved in integration of J.P. Morgan and Chase, and also Bear Stearns and J.P. Morgan. Age 48.
Pros: Deep background in credit and risk management as well as integrating mergers. Widely seen as strong balance sheet manager.
Cons: Lives in London, may not relocate. Not seen as retail banker.

10.
Eugene (Gene) M. McQuade – Currently CEO of Citibank, N.A. (banking division) since July 2009. Prior to that he served as President of Merrill Lynch’s U.S. bank, since February 2008. President and CEO of Freddie Mac from 2004 to 2007, and was CFO from 2006 to 2007. He was President of Bank of America from April 2004 to June 2004 and was President and Chief Operating Officer of FleetBoston Financial from 2003 to 2004. Chief Financial Officer of FleetBoston Financial from 1997 to 2003. Joined Fleet Financial in 1992 as CFO. Age 60.
Pros: Significant commercial banking experience and background at Fleet and Bank of America and Merrill Lynch as Chief Executive, President, Chief Operating Officer and Chief Financial Officer positions.
Cons: None.

11.
John Kanas – currently CEO of private equity buyout of failed Bank United (Fla). Investor group includes WL Ross & Company, Carlyle Group, Blackstone and others. Former Chairman, CEO North Fork Bank, which sold to Capital One in December 2006.
Pros: Strong retail banking background. Has integrated many acquisitions. He was seemingly smart enough for some savvy private equity groups to hire him as CEO. Age 62
Cons: Relative size vs. BAC – North Fork had $60 BN total footings, 350 locations at sale date in 2006. Also, North Fork had misguided foray into Alt-A business in Greenpoint Mortgage unit. Kanas might prefer his current job.

12.
Alfred Kelly – Currently President of American Express (since 2007). Slated to leave on April 10, 2010. Joined American Express in 1987 and was responsible for consumer and small business franchise. Also serves as director of MetLife, Inc. Age 51.
Pros: Significant credit card and retail banking experience, as well as overall consumer marketing experience, all critical areas for Bank of America. Consumer credit charge offs at AMEX have been significantly less than BoA’s.
Cons: None.

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13.
Michael E. O’Neill – Currently Director Citicorp, and member of Audit & Risk Committees. Formerly Chairman and CEO, Bank of Hawaii and Pacific Century Corporation from 2000 – 2004. Former Vice Chairman and CFO of original CA based Bank of America. After merger with NationsBank in 1998, left in 1999 to become CEO of Britain’s Barclays PLC, but resigned in 2000 due to illness. He has recovered his health. Age 63.
Pros: Previous experience as CEO of large banking institutions.
Cons: None.

14.
Rich D. Fairbanks – currently Chairman, Chief Executive Officer, Capital One since 1994. Signet Bank 1988 – 1994. Key innovator in consumer credit area in building Capital One. Age 58.
Pros: Strong background in credit cards and retail banking. Based in McLean, VA. Board might prefer non-NY, southern oriented candidate.
Cons: As architect of Capital One retail concept, may be reluctant to leave.

15.
Jerry Grundhoffer – Currently director at Citicorp. Former CEO and Chairman of U.S. Bancorp from 2001 to 2006. Chairman until 2007. Became President of Star Bank in 1993 to 1998 when merged with Firstar. At Security Pacific / Bank of America before 1993. Age 64.
Pros: Grew U.S. Bancorp to become a major regional bank under his tenure, focusing on retail and middle market banking.
Cons: Some acquisitions were regarded as expensive.

16.
Tony Terciano – currently Chairman of Sallie Mae since January 2008. Chairman Riggs National Bank 2004-2005, Chairman, Dime Bank 2000-2002, Prior to 2000, President First Union, Chairman & CEO First Fidelity Bancorp, President Mellon Bank Corp.
Pros: Deep commercial banking background and retail finance background. Multiple Chairman and CEO positions in background. Well regarded in banking industry as good operator.
Cons: Age 69

17.
Gerald J. Ford – Chairman and formerly CEO of First Acceptance Corporation (NYSE:FAC). Former Chairman and CEO of Golden State Bancorp, San Francisco. Sold to Citicorp in 2002 for $6 BN. Well known entrepreneur and banking turnaround specialist who specialized in buying distressed and rural banks. Age 65.
Pros: A proven entrepreneur that has made a personal fortune in banking turnarounds.
Cons: Recent results at FAC. An admitted longshot.

18.
David W. Nelms – Currently Chairman (2009) and CEO (2004) of Discover Financial Services. He has been an officer of Discover Financial since 1998. Prior to appointment at Discover, he was Vice Chairman at MBNA America Bank (1991 – 1998). He held prior positions at Progressive Insurance, Bain & Company and G.E. Corporation. Age 48.
Pros: Obvious experience in credit cards and retail banking, two areas that are critical to success of Bank of America.
Cons: Not widely seen as innovator or wealth creator.

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